

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

June 26, 2018

Via E-mail
Jim Snyder
General Counsel
Americold Realty Trust
10 Glenlake Parkway
South Tower, Suite 600
Atlanta, Georgia 30328

Re: Americold Realty Trust
Draft Registration Statement on Form S-11
Submitted June 22, 2018
CIK No. 0001455863

Dear Mr. Snyder:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at 202-551-3758 with any questions.

Sincerely,

/s/ Sandra Hunter Berkheimer

Sandra Hunter Berkheimer
Staff Attorney
Office of Real Estate and
Commodities

cc: Spencer Johnson
King & Spalding LLP
Via E-mail